THERAVANCE, INC.
901 GATEWAY BOULEVARD
SOUTH SAN FRANCISCO, CALIFORNIA 94080
TELEPHONE: (650) 808-6000 FACSIMILE: (650) 808-6095

June 9, 2006

Via Edgar
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Theravance, Inc.

       Form 10-K for the Fiscal Year Ended December 31, 2005

       File Number:  000-30319

Dear Mr. Rosenberg:

This letter responds to the May 16, 2006 verbal comments from Oscar Young of the Staff of the Securities and Exchange Commission that were received via a voicemail message to Rick Winningham, the Chief Executive Officer of Theravance, Inc. (the “Company” or “we”). For your convenience, we have transcribed and numbered the comments from the Staff’s May 16 voicemail in italicized print along with applicable portions of our April 13, 2006 letter to the Staff. Our responses to each comment are provided below.

1.   “First, regarding the belief you expressed in the last paragraph of your response to prior comment 1, please provide us with the basis for this belief.”

For the Staff’s benefit, the final paragraph of our response to prior comment 1 is set forth immediately below in italics.

“Additionally, we believe the Staff has acknowledged an exception to the general rule set forth in EITF D-98 in situations where the issuer has an unconditional right, coupled with the present intent and ability, to satisfy the redemption by an exchange of the redeemable security for a permanent security, or where the cost of the redemption is limited to the cash proceeds to be received by the issuance of a new permanent equity security that is classified in permanent equity. If outstanding shares of the Company’s common stock are redeemed pursuant to the Call or the Put, then pursuant to the Company’s certificate of incorporation, the redeemed shares are required to be retired and promptly cancelled and, on the date of such cancellation, the Company is required to issue to GSK an equal number of shares of Class A common stock, which would be classified as permanent equity. The effect of this redemption of our common stock would result in a change of equity held by GSK but would not result in any change to the

Company’s cash position, total stockholders’ equity, total assets, and working capital. Accordingly, the Company believes that its common stock is appropriately classified within permanent equity.”

The Company has carefully considered the nature of the redemption feature applicable to its common stock, as well as the circumstances outside of the Company’s control under which the redemption would occur, and concluded that the Company has no obligation, commitment or responsibility to redeem or repurchase any of the common stock subject to the Call or the Put unless the full amount of the funds necessary to satisfy the Call or the Put is paid by GSK and received by the Company prior to any such redemption.

The Company has also considered several theoretical circumstances under which the funds necessary to effect the redemption might not be received from GSK and concluded that under no circumstance would the Company be obligated to fund the Call or the Put redemption with its own funds.

As noted in the Company’s April 13, 2006 response letter, “…the Company has no future cash obligations attached to its common stock. The Call and the Put are required to be funded 100% by GSK, not by the Company. The Company’s obligations under either the Call or the Put are specifically conditioned on, and subject to, the requirement that GSK deposit the requisite amounts to fund the share redemption under the Call or the Put.”   Also, as indicated by the Company in its April 13, 2006 response letter, “If outstanding shares of the Company’s common stock are redeemed pursuant to the Call or the Put, then pursuant to the Company’s certificate of incorporation, the redeemed shares are required to be retired and . . . the Company is required to issue to GSK an equal number of shares of Class A common stock, which would be classified as permanent equity.”  Since the redemption of our common stock is entirely funded by GSK without the use of any of the Company’s cash and results in the issuance of the same number of shares of permanent equity as the number of shares redeemed, the Company believes that its common stock is appropriately classified within permanent equity.

At the Staff’s request, the Company has reviewed its disclosures and has concluded that it has adequately stated the nature of GSK’s and the Company’s obligations with regard to the Call or the Put redemption, as described in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 (the “2005 Form 10-K”), under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. On page 38 of the 2005 Form 10-K, we disclose, “We are under no obligation to redeem our shares under the call or the put until we receive from GSK funds to redeem the shares.”  Also on page 38, after explaining the put and the call, we disclose, “In either case, GSK is contractually obligated to pay to us the funds necessary for us to redeem the shares of common stock from our stockholders.…”

However, for further clarification, the Company confirms that in its future filings it will include disclosure that is similar to the following:

“The effect of the redemption of our common stock pursuant to the call or the put would not cause a decrease to the Company’s cash balances, total assets, or total stockholders’ equity. Accordingly, the Company has classified its common stock within stockholders’ equity.”

We understand from discussions with our independent auditors that their internal accounting guidance indicates a reference to the Staff previously accepting permanent equity classification for situations in which the issuer has an unconditional right, coupled with the present intent and ability, to satisfy the redemption by exchanging the redeemable security for a permanent equity security or limiting the redemption to the cash proceeds to be received from a new permanent equity offering. We believe our fact pattern, as described above, is consistent with the position expressed in our independent auditor’s guidance.

2.   “Regarding the information that you provided to us in disclosure-type format in your response to prior comment 2, please confirm that you will provide it in future filings.”

The Company has already provided most of the proposed disclosure-type format language included in its April 13, 2006 response letter to the Staff in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (“Q1 Form 10-Q”), which was filed on May 8, 2006.  See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Research and Development on page 21 of the Q1 Form 10-Q. In preparing its Q1 Form 10-Q, the Company re-assessed the proposed language in its April 13 response letter and became uncomfortable with the specific temporal references in certain of its proposed forward looking statements. In the Company’s experience, the estimated timing of important events, especially events to be completed primarily by third parties, changes frequently and is often outside the control of the Company. The Company believes that this disclosure in its Q1 Form 10-Q addresses the Staff’s comments and confirms that its future filings will provide similar disclosure.

3.   “Regarding your response to prior comment 3, please tell us whether through these agreements you can obtain the results of these [______] in research and development.  While we know that your assertion that the agreements do not require you to pay for or reacquire the results, paragraph 3 of FAS 68 appears to be focused only on whether you can obtain the results. If you can, these agreements would appear to be within the scope of FAS 68 and pursuant to paragraph 14b, the amount of cost incurred under the agreement would appear to be required disclosure. In that case, please confirm that you will provide this disclosure in your future filings.”

Under our collaboration agreements with GlaxoSmithKline and Astellas Pharma Inc. (“Astellas”), we cannot reacquire the results of the research and development performed under those agreements absent termination or material breach of the agreements by the licensee.  We believe that termination or material breach of these agreements by the licensees is unlikely and, more importantly, such conditions are not within our control.

In context of SFAS 68, we believe the meaning of arrangements under which an enterprise “can” obtain the results of research and development means arrangements under which the enterprise is intended to and likely to obtain the results or has the unilateral right to obtain the results — not merely arrangements under which the enterprise “could or might” obtain the results.

We believe SFAS 68 is primarily intended to address the temporary transfer of intellectual property to a third party (SFAS 68 Appendix A). Typically, such a third party is a financial buyer or special purpose entity, which can provide off-balance sheet funding of the research and development (SFAS 68 paragraph 16 d, e, & f) with contractual provisions that provide for the licensor to reacquire the results of the research and development (SFAS 68 paragraph 20) at a subsequent date for a monetary sum such as a fixed payment, royalty payments, or some other form of compensation (SFAS 68 paragraph 22, 23).  Our collaboration agreements do not obligate us to repay funds provided by the other parties (SFAS 68 paragraph 5). Furthermore, our collaboration agreements do not involve guarantees by us (SFAS 68 paragraph 6a), do not allow the other party to require us to repurchase their interests (SFAS 68 paragraph 6b), and do not provide for automatic issuances of our securities to the other party upon termination (SFAS 68 paragraph 6c).

All of our collaboration agreements are straightforward out-licensing agreements which are intended to be and are structured as permanent transfers of the intellectual property to large integrated pharmaceutical companies (GSK and Astellas) that possess the capabilities to and are contractually obligated to complete development, provide for commercial manufacturing, and commercialize the licensed product. None of our collaboration agreements contain provisions (such as purchase options or repurchase rights) that enable us, at our option, to reacquire the results of the research and development.

As stated above, the only scenario under which the Company could reacquire the results of the research and development in its collaboration agreements would be as a result of certain material breaches or termination by either GSK or Astellas. Under those circumstances, the related agreements provide that the licensed intellectual property would revert back to the Company, with no or de minimis monetary obligations. We believe that the likelihood of either event is remote due to the significant non-refundable milestones each licensee has already paid to us as described in our 2005 Form 10-K, in Item 7, Management Discussion and Analysis of Financial Condition and Results of Operations. The Company also believes the scope of SFAS 68 addresses whether a party can obtain the results of the research and development under the terms of an on-going, operative agreement. In this context, the Company does not have the ability to obtain the results of the research and development.

As a result of the analysis set forth in this response and our April 13, 2006 response, we do not believe that SFAS 68 applies to our collaboration agreements.

*    *    *    *

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Mike Aguiar, our Chief Financial Officer, at (650) 808-6000 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/  Rick E Winningham

cc:  Oscar Young, Securities and Exchange Commission

       Jim Peklenk, Securities and Exchange Commission

       Mike Aguiar, Theravance, Inc.